SEC File Number
001-38093
CUSIP Number
92347M 10 0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Veritone, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1615 Platte Street, 2nd Floor

Address of Principal Executive Office (Street and Number)

Denver, CO 80202

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Veritone, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense. In June 2023, the Company acquired (i) all of the issued and outstanding share capital of (a) Broadbean Technology Pty Ltd ACN 116 011 959 / ABN 79 116 011 959, a limited company incorporated under the laws of Australia, (b) Broadbean Technology Limited, a limited company incorporated under the laws of England and Wales, (c) Broadbean, Inc., a Delaware corporation, and (d) CareerBuilder France S.A.R.L., a limited liability company organized (société à responsabilité limitée) under the laws of France, and (ii) certain assets and liabilities related to the Broadbean Business (the foregoing clauses (i) and (ii) together, “Broadbean”). The acquisition of Broadbean expanded the Company’s operations internationally in Europe, Australia and India. As part of the integration of Broadbean, a number of new processes and systems were implemented, and new personnel were onboarded into the Company’s accounting and financial reporting group domestically and overseas. The new personnel required training, and control processes had to be transferred to new process owners. This transition has resulted in a delay in filing the Form 10-K.

The Company expects to file the Form 10-K as soon as possible, but by no later than the fifteenth calendar day following the prescribed due date, as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not expect the financial results to be included in the Form 10-K when filed to reflect any material changes from the financial information included in the press release issued by the Company on March 12, 2024 (the “Press Release”). The Press Release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 12, 2024.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, and such forward-looking statements are intended to be subject to the safe harbors created thereby. All statements made in this Form 12b-25 that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “continue,” “can,” “may,” “plans,” “potential,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, but are not limited to, the Company’s expectation that there will be no material changes from the financial information included in the Press Release, and the Company’s expectations that it will file the Form 10-K on or before the fifteenth calendar day following the prescribed due date, as provided by Rule 12b-25 under the Exchange Act.

The forward-looking statements included herein represent management’s current expectations and assumptions based on information available as of the date of this Form 12b-25. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements including but not limited to, the factors included under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2023 and Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023 as well as other filings that the Company makes with the SEC from time to time. In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speak only as of the date hereof.

Moreover, the Company operates in an evolving environment. New risks and uncertainties emerge from time to time and it is not possible for management to predict all risks and uncertainties, nor can management assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements.

Except as required by law, the Company assumes no obligation to update any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements are qualified by these cautionary statements.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael L. Zemetra	888	507-1737
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously announced its results of operations for the quarter and year ended December 31, 2023 in the Press Release furnished as Exhibit 99.1 to its Current Report on Form 8-K filed with the SEC on March 12, 2024. The Company does not expect the financial results to be included in the Form 10-K when filed to reflect any material changes from the financial information included in the Press Release. As part of the integration of Broadbean, a number of new processes and systems were implemented, and new personnel were onboarded into the Company’s accounting and financial reporting group domestically and overseas. The new personnel required training, and control processes had to be transferred to new process owners. This transition has resulted in a delay in filing the Form 10-K. Further adjustments to the Company’s results of operations could be made as the Company finalizes its financial reporting process.

The Company expects a decrease in revenue for the fourth quarter of 2023 of approximately $9.7 million, or 22.1%, from the fourth quarter of 2022. The Company also expects Software Products & Services revenue for the fourth quarter of 2023 to decline approximately $7.4 million, or 27.2%, year over year driven by a decline in certain one-time, non-recurring revenue in the fourth quarter of 2022, coupled with a net decline from the Company’s Veritone Hire solutions, offset by a 30% year-over-year improvement in GRI. Managed Services revenue for the fourth quarter of 2023 is expected to decrease by approximately $2.3 million, or 13.8%, from the fourth quarter of 2022, driven by lower advertising revenue and spend. The Company also expects an increase in loss from operations of approximately $7.5 million for the fourth quarter of 2023 compared to the fourth quarter of 2022 driven in part by the corresponding decline in revenue partially offset by various cost reductions enacted in 2023.

Net income is expected to increase by approximately $7.2 million for the fourth quarter of 2023 compared to the fourth quarter of 2022, driven in part by non-recurring gains of $30.0 million and $19.1 million associated with the repurchases of $50.0 million and $60.0 million of the Company’s convertible senior notes due 2026 in the fourth quarter of 2023 and fourth quarter of 2022, respectively, offset by the increase in loss from operations and changes in the income tax provision over the same periods.

The Company expects a decrease in revenue for fiscal year 2023 of approximately $22.2 million, or 14.8%, compared to fiscal year 2022. The Company also expects Software Products & Services revenue for 2023 to decline approximately $16.2 million, or 19.1%, year over year as a result of lower consumption across the Company’s Veritone Hire customer base, offset by the addition of Broadbean in the second quarter of 2023, and the decline of certain non-recurring, one-time software revenue in 2023 versus 2022. Managed Services revenue for 2023 is expected to decrease by approximately $6.0 million, or 9.2%, compared to 2022, driven by lower advertising revenue and spend. The Company also expects an increase in loss from operations of approximately $54.3 million for 2023 compared to 2022 driven in part by a benefit of $22.7 million in 2022 associated with a revaluation of certain contingent consideration, coupled with a decline in non-GAAP gross profit and increases in certain non-recurring diligence costs and severance expenses.

Net loss for 2023 is expected to increase by approximately $33.1 million from 2022, driven in part by the increase in loss from operations offset by the previously discussed gains on debt extinguishments of $30.0 million and $19.1 million in the fourth quarter of 2023 and 2022, respectively, improvements in interest income year over year and the changes in the income tax provision over the same periods.

Veritone, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2024	By:	/s/ Michael L. Zemetra
Name: Michael L. Zemetra
Title: Executive Vice President, Chief Financial Officer and Treasurer